UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Clearside Biomedical, Inc.
-----------------------------------------
(Name of Issuer)
Common Stock, $.001 par value
-----------------------------------------
(Title of Class Securities)
185063104
-----------------------------------------
(CUSIP Number)

November 26, 2019
-----------------------------------------
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/ / Rule 13d-1(b)
/X/ Rule 13d-1(c)
/ / Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G/A
CUSIP NO. 185063104    PAGE 2 OF 7 PAGES

1 NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS
(ENTITIES ONLY).
BRADFORD T. WHITMORE

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(See
Instructions)
(a)/ /
(b)/ /

3 SEC USE ONLY

4 CITIZENSHIP OR PLACE OF ORGANIZATION
U.S. CITIZEN

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
PERSON WITH:

  5 SOLE VOTING POWER
    2,600,000 SHARES
  6 SHARED VOTING POWER
    2,835,341 SHARES
  7 SOLE DISPOSITIVE POWER
    2,600,000 SHARES
  8 SHARED DISPOSITIVE POWER
    2,835,341 SHARES

9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
5,435,341 SHARES

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES / /

11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
12.3%

12 TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

SCHEDULE 13G/A
CUSIP NO. 185063104    PAGE 3 OF 7 PAGES

1 NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS
(ENTITIES ONLY).
GRACE BROTHERS, LP

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(See
Instructions)
(a)/ /
(b)/ /

3 SEC USE ONLY

4 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware Limited Partnership

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
PERSON WITH:

  5 SOLE VOTING POWER
    NONE
  6 SHARED VOTING POWER
    2,835,341 SHARES
  7 SOLE DISPOSITIVE POWER
    NONE
  8 SHARED DISPOSITIVE POWER
    2,835,341 SHARES

9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
2,835,341 SHARES

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES / /

11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.4%

12 TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

SCHEDULE 13G/A
CUSIP NO. 185063104    PAGE 4 OF 7 PAGES

1 NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS
(ENTITIES ONLY).
BRO-GP, LLC

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(See
Instructions)
(a)/ /
(b)/ /

3 SEC USE ONLY

4 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware Limited Partnership

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
PERSON WITH:

  5 SOLE VOTING POWER
    NONE
  6 SHARED VOTING POWER
    2,835,341 SHARES
  7 SOLE DISPOSITIVE POWER
    NONE
  8 SHARED DISPOSITIVE POWER
    2,835,341 SHARES

9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
2,835,341 SHARES

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES / /

11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.4%

12 TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

Page 5 of 7 Pages
Item 1.
(a)  Name of Issuer
Clearside Biomedical, Inc.

(b) Address of Issuer's Principal Executive Offices
900 North Point Parkway, Suite 200, Alpharetta, GA 30005

Item 2.
(a)  Name of Person Filing
The statement is filed by Bradford T. Whitmore
("Whitmore"), Grace Brothers, LP ("Grace") and Bro-GP,
LLC ("Bro-GP"). Whitmore is the sole Managing Member of Bro-GP, LLC, the General Partner of Grace Brothers,
LP.

(b)  Address of Principal Business Office or, if none,
Residence
The business address of Whitmore, Grace and Bro-GP is 1603 Orrington Avenue, Suite 900, Evanston, IL 60201.

(c) Citizenship
Whitmore is a United States citizen, Bro-GP is a Delaware limited liability company, and Grace is a Delaware limited partnership.

(d) Title of Class of Securities
Common Stock, $.001 par value (the "Common Stock")

(e) CUSIP Number
185063104

Item 3. If this statement is filed pursuant to Sections
240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a) ( ) Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) ( ) Bank as defined in section 3(a)(6) of the Act
(15 U.S.C. 78c);

(c) ( ) Insurance company as defined in section 3 (a)(19) of the Act (15 U.S.C. 78c);

(d) ( ) Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e) ( ) An investment adviser in accordance with Section
240.13d-1(b)(1)(ii)(E);

(f) ( ) An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

(g) ( ) A parent holding company or control person in accordance with Section 240.13d-1(b)(l)(ii)(G);

(h) ( ) A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

Page 6 of 7 Pages

(i) ( ) A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ( ) Group, in accordance with Section 240.13d.-1(b)(l)
(ii)(J).

Item 4.  Ownership
(a) Amount beneficially owned
5,435,341 Common Stock

(b) Percent of class
12.3%

(c) Number of shares as to which the person has:
(i)  Sole power to vote or to direct the vote
     2,600,000

(ii) Shared power to vote or to direct the vote
     2,835,341

(iii) Sole power to dispose or to direct the disposition
      of
      2,600,000

(iv) Shared power to dispose or to direct the disposition
     of
     2,835,341

Item 5.  Ownership of Five Percent or Less of a Class
Not applicable

Item 6.  Ownership of More than Five Percent on Behalf of
Another Person

No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

Page 7 of 7 Pages

Item 7.  Identification and Classification of the
Subsidiary Which Acquired the Security Being Reported on
By the Parent Holding Company

Reporting person is not a parent holding company.

Item 8. Identification and Classification of Members of the Group

Reporting person is not a member of a group.

Item 9.  Notice of Dissolution of Group

Reporting person is not filing notice of dissolution of a group.

Item 10.  Certification

By signing below Bradford T. Whitmore certifies that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

November 26, 2019
----------------
Date

Bradford T. Whitmore

by: /s/ Bradford T. Whitmore
----------------------------
Signature

Grace Brothers, LP

by: /s/ Bradford T. Whitmore
----------------------------
Signature

Sole Managing Member of Bro-GP, LLC
Its: General Partner
--------------------
Title

Bro-GP, LLC

by: /s/ Bradford T. Whitmore
----------------------------
Signature

Sole Managing Member
--------------------
Title